For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Appoints Interim Chief Financial Officer

TORONTO - March 12, 2013 - Sears Canada Inc. (TSX: SCC) announced today that the Board of Directors of the Corporation has appointed E.J. Bird as Interim Chief Financial Officer. Mr. Bird will continue to serve as a Director of Sears Canada, a role he has held since 2006, and will step down as lead director and member of the audit committee.

Mr. Bird attended Baylor University in Waco, Texas where he graduated summa cum laude with a Bachelor of Business Administration, majoring in Accounting. He earned his MBA at Stanford's Graduate School of Business in California where he was an Arjay Miller Scholar. In between degrees Mr. Bird worked in the audit department of Price Waterhouse's Houston office. He has worked extensively in the investment arena, is an independent director at Global Water Resources Inc. of Phoenix, Arizona and at Sears Hometown and Outlet Stores, Inc. of Hoffman Estates, Illinois and has most recently led his own company business providing consulting services. He and his wife founded Blue Ridge Christian Academy near Tigerville, South Carolina in 2003, where he served as Treasurer of the school until this past January.

“On behalf of the Board of Directors and associates of Sears Canada, I welcome E.J. to the Sears Canada leadership team,” said Calvin McDonald, President and Chief Executive Officer, Sears Canada. “E.J. not only brings experience in the financial sector to the Company, but also a personal knowledge of the business and our current initiatives having served as a director for the past seven years. It's been of great benefit working with E.J. on the Board and I'm excited to work with him on a daily basis.”

"I have had the opportunity to work with E.J. in various capacities since 1999 and appreciate his willingness to become the interim CFO at Sears Canada,” said William C. Crowley, Chairman of the Board of Directors. "E.J. knows the people and the organization as a result of his service on the Board and will be able to step immediately into the role.”

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 261 hometown dealer stores, 9 home services showrooms, over 1,500 catalogue and online merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.